SO 3-22 al

VF 3-11-04

04003636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH, D.C. 188

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Thomas Weisel Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Montgomery St, Suite 3700
(No. and Street)

San Francisco, (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Robert West, Chief Financial Officer (415) 364-7774
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- θ Public Accountant
- θ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

We, David Baylor and Robert West, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Thomas Weisel Partners LLC (the "Company"), as of and for the year ended December 31, 2003, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________ Date: 2/26/04

Chief Administrative Officer
Title

Signature: ______________________ Date: Feb. 26, 2004

Chief Financial Officer
Title

____
Notary Public

FREDERICKA S. DRUM
Commission # 1439678
Notary Public - California
San Francisco County
My Comm. Expires Sep 30, 2007

THOMAS WEISEL PARTNERS LLC

(SEC ID. NO. 8-51354)

Statement of Financial Condition as of December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
Thomas Weisel Partners LLC:

We have audited the accompanying statement of financial condition of Thomas Weisel Partners LLC (the "Company") as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Thomas Weisel Partners LLC at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2004

THOMAS WEISEL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 (in thousands)

ASSETS

Cash and cash equivalents	$ 55,259
Cash segregated under Federal or other regulations	1,568
Securities owned, at market value	86,564
Receivable from clearing broker	29,970
Corporate finance and syndicate receivables (net of allowance for doubtful accounts of $925)	16,817
Receivable from affiliates	10,934
Furniture, fixtures and equipment (net of accumulated amortization of $1,496)	920
Other assets	3,484
TOTAL ASSETS	$205,516

LIABILITIES AND MEMBER'S EQUITY

Securities sold, but not yet purchased, at market value	$ 82,968
Accrued expenses and accounts payable	41,883
Payable to customer	1,375
Capital lease obligations	1,279
Payable to parent	221
TOTAL LIABILITIES	127,726
MEMBER'S EQUITY	77,790
TOTAL LIABILITIES AND MEMBER'S EQUITY	$205,516

See notes to statement of financial condition.

1. ORGANIZATION

Thomas Weisel Partners LLC (the "Company"), a limited liability company formed on September 18, 1998 under the laws of the State of Delaware, is a wholly-owned subsidiary of Thomas Weisel Partners Group LLC (the "Parent" or "Firm"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE"), American Stock Exchange and the National Association of Securities Dealers Inc. ("NASD"). Additionally, the Company is a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association. The Company introduces on a fully disclosed basis its proprietary and customer securities transactions to another broker dealer (the "Clearing Broker") for clearance and settlement. The Company, headquartered in San Francisco, California, was formed as the brokerage and investment banking operation for the Firm.

2. SIGNIFICANT ACCOUNTING POLICIES

Brokerage Revenue - The majority of the Brokerage Revenue is derived from commissions generated from securities transactions in equities and convertible bonds for institutional investors. Commission revenues and related expenses resulting from securities transactions executed are recorded on a trade date basis. Brokerage Revenue also includes net trading gains and losses as the majority of the trading operations are conducted in facilitation of customer orders.

Investment Banking Revenue - Investment banking revenues include underwriting, corporate finance fees and private placement fees. Underwriting revenues arise from securities offerings in which the Company acts as an underwriter and include management fees, selling concessions and underwriting fees. Investment banking management fees are recorded on offering date, selling concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Syndicate expenses related to security offerings in which the Company acts as underwriter or agent are deferred until the related revenue is recognized. Corporate finance and private placement fees consist primarily of merger and acquisition fees and other advisory service revenues. These fees are generally recognized only upon successful completion of the engagement.

Asset Management Revenue – Asset management revenues are associated with investment advisory services provided through the Company's private client department to both institutional and high net worth individual investors and represent fees charged to these clients based on assets under management. Fees are recognized in income as earned.

Use of Estimates—The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Such estimates relate to the valuation of securities owned and securities sold, not yet purchased, the allowance for doubtful accounts for revenue receivables, legal and other contingent liabilities. Actual amounts could differ from those estimates.

Cash and Cash Equivalents—The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2003, the balance includes $46,064 on deposit with the Clearing Broker.

Cash segregated under Federal or other regulations – The cash segregated under Federal or other regulations consists of cash and short term investments. At December 31, 2003, the Company had $1,568 maintained in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Securities Sold, not yet Purchased—Securities owned and securities sold, not yet purchased, are recorded on a trade date basis. Equity securities are carried at market value which is determined using quoted market prices. Convertible bonds and other fixed income securities are determined using dealer quotes, recent transactions and comparable fixed income values.

Corporate Finance and Syndicate Receivables—Corporate finance and syndicate receivables include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on revenue receivables on a specific identification basis.

Income Taxes—As a wholly-owned subsidiary of Thomas Weisel Partners Group LLC, all income and losses of the Company are reportable by the individual members of the Firm in accordance with the Internal Revenue Code and accordingly no provision is made in the statement of financial condition of the Company for income taxes.

Leases—All leases with an initial term greater than one year are accounted for under Statement of Financial Accounting Standard ("SFAS") No. 13, *Accounting for Leases*. These leases are classified as either capital or operating as appropriate. For capital leases, the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the term of the lease or the useful life of the asset.

New Accounting Standards— Financial Accounting Standards Board Interpretation (FIN) No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, was issued in November 2002. This interpretation addresses the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. FIN 45 also establishes that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. In accordance with FIN 45, the Company adopted the disclosure requirements on December 31, 2002 which are included in Note 7, and adopted the recognition requirements effective January 1, 2003. The adoption of FIN 45 did not have a material impact on the Company's financial position.

3. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

At December 31, 2003, securities owned and securities sold, but not yet purchased, consist of securities at market value, as follows:

	Owned	Sold, But Not Yet Purchased
Equity securities	$ 12,264	$ 33,434
Convertible bonds	74,300	23,718
Other fixed income securities	-	25,816
Total	$ 86,564	$ 82,968

At December 31, 2003, securities sold but not yet purchased are collateralized by securities owned that are held at the clearing broker.

Other fixed income securities include municipal, corporate and U.S. government and agency securities. Securities not readily marketable include investment securities that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933. The estimated fair value of securities not readily marketable included in convertible bonds is $11,341.

4. BENEFIT PLAN

The Company has a 401(k) retirement plan (the "Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum ($12 for 2003). The Company, at its discretion, may contribute funds to the Plan.

5. TRANSACTIONS WITH PARENT AND AFFILIATES

During 2003, the Company cancelled a portion of its capital leases with the Parent and consequently transferred the leased assets and associated liability to the Parent at their respective book values. As a result, no gain or loss was recognized on this transfer. The cost basis of the fixed assets transferred was $18,156, accumulated amortization was $8,358, and the associated lease liability was $6,196. As a result of this transfer, the Company recorded a receivable from Parent of $3,602.

The Parent has debt covenant agreements which require the Company's net capital before haircuts on securities positions ("Tentative Net Capital") to be at least $20 million. As disclosed in Note 9, the Company's Tentative Net Capital was $34.1 million as of December 31, 2003. Management believes the Company will remain in compliance with this debt covenant during 2004.

The Parent also has other debt covenants that require it to maintain its equity above certain levels as well as requirements not to incur losses in excess of $10 million in any fiscal quarter or full year. The inability of the Parent to meet or renegotiate these covenants could have a material adverse impact on the Company's business if the Company was called upon to provide additional distributions to the Parent to allow it to meet its debt obligations. In accordance with applicable SEC and NYSE Regulations, the Parent is not permitted to withdraw capital from the Company if the Company's net capital would fall below minimum required levels.

The receivable from the Parent is shown net of the payable to the Parent. In addition to the capital leases described above, the Company reimburses the Parent for certain operating expenses paid by the Parent on behalf of the Company in accordance with a management fee service agreement. These operating expenses include facilities and occupancy costs, information technology and communications, and other administrative costs.

The Company pays international referral fees to Thomas Weisel Partners International Limited ("TWPIL"), a subsidiary of the Parent, for referring institutional brokerage transactions to the Company. The Company receives management fees from TWPIL for providing management services as stated in the service agreement between the Company and TWPIL.

6. LEASES WITH PARENT

Capital leases—The Company has entered into capital leases with the Parent. Furniture, fixtures and equipment acquired under these leases consist of the following at December 31, 2003:

Furniture, fixtures and equipment	$ 2,416
Less: Accumulated amortization	(1,496)
Total	$ 920

Future minimum lease payments for the above assets under capital leases at December 31, 2003 are as follows:

Year ending December 31:	
2004	$ 428
2005	428
2006	428
2007	173
Total minimum lease payments	1,457
Less: Amount representing interest	(178)
Net present value of minimum lease payments	$ 1,279

7. COMMITMENTS AND CONTINGENCIES

Legal Contingencies – The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. Specifically, two general matters may have a material adverse effect on the Company, as follows:

- **Research Matters** – During 2002, the SEC, NYSE, NASD, and various state securities regulators initiated investigations into a number of firms relating to alleged research analyst conflicts of interest. These investigations generally allege that analysts' research was improperly influenced in order to obtain investment banking business in violation of federal or state securities law. The Company has held settlement discussions in order to resolve the investigations with respect to the Company but no final settlement has been reached. Based on settlement discussions held with the SEC, the Company recorded a provision for the monetary portion of the settlement of $12.5 million as of December 31, 2002. This provision is recorded in accrued expenses and accounts payable at December 31, 2003. The Company has not to date been able to agree to the SEC's requirements for what charges would be recited in any order that would be entered upon consent. As a result, there is no present agreement between the SEC and the Company to settle these investigations.

- **IPO Allocation Matters** – In 2001, numerous class actions, now captioned *In re Initial Public Offering Securities Litigation*, were filed in the United States District Court for the Southern District of New York alleging that underwriters of approximately 46 initial public offerings of securities in 1999 and 2000, including the Company, received undisclosed underwriters compensation, entered into arrangements designed to influence the price at which the issues traded in the aftermarket and improperly allocated shares in these offerings. The complaint alleges violation of the federal

securities laws, including Sections 11 and 12 of the Securities Act of 1933 and Section 10(b) of the Exchange Act of 1934 and seek unquantified damages. The underwriter defendants' joint motion to dismiss was denied and discovery is proceeding in a certain number of the focus cases.

The ultimate outcome of these and other matters cannot be determined at this time, and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a significant judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. It is the opinion of management, however, after consultation with legal counsel, that the ultimate outcome of these matters will not have a material adverse impact on the Company's financial condition. The ultimate outcome could, however, have a material impact on the Company's results of operations, cash flows and regulatory capital.

Guarantees - The Company's customers' transactions are introduced to the Clearing Broker for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to the Clearing Broker, the Company may be required to reimburse the Clearing Broker for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts, and requiring deposits in excess of regulatory requirements.

The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is considered remote. Accordingly, no contingent liability is carried in the accompanying statement of financial condition for these arrangements.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CREDIT RISK, OR MARKET RISK

Concentration of credit risk and market risk—The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its Clearing Broker. The Clearing Broker is also the primary source of short-term financing (payable to Clearing Broker and securities sold, not yet purchased) for the Company, which is collateralized by cash and securities owned by the Company and held by the Clearing Broker. The Company's securities owned may be pledged by the Clearing Broker. The amount receivable from the Clearing Broker represents amounts receivable in connection with the trading of proprietary positions, and the clearance of customer securities transactions. As of December 31, 2003, the Company's cash on deposit with the Clearing Broker was not collateralizing any liabilities to the Clearing Broker.

In addition to the Clearing Broker, the Company is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, the Company may be exposed to market risk. The Company seeks to control credit risk by following an established credit approval process and monitoring credit limits with counterparties.

The Company's trading activities include providing securities brokerage services to institutional and retail clients. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity securities, convertible and other fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are

recorded as liabilities on the statement of financial condition. The Company is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by management to assure compliance with limits established by the Company. The associated interest rate risk of these securities is not deemed material to the Company.

Estimated fair value of financial instruments—Substantially all of the Company's financial instruments are recorded at estimated fair value or amounts that approximate fair value on the Company's statement of financial condition. In addition to securities owned and securities sold, not yet purchased, the Company's other financial instruments include cash and cash equivalents, corporate finance and syndicate receivables, and payable to Clearing Broker. These other financial instruments are short term in nature and are expected to be realized at their carrying value.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the "Net Capital Rule") administered by the SEC and NYSE, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method to compute net capital as permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, of $1,000. These rules also require the Company to notify and sometimes obtain approval from the SEC and NYSE for significant withdrawals of capital or loans to affiliates. As of December 31, 2003, the Company's net capital was $19,137, which was $18,137 in excess of its required minimum. In addition, tentative net capital, as defined, was $34,073 at December 31, 2003 (See Note 5).

* * * * * *

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

February 26, 2004

Thomas Weisel Partners LLC:

In planning and performing our audit of the financial statements of Thomas Weisel Partners LLC (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 26, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) under (k)(2)(i). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act as the Company does not carry customers' regulated commodity futures, foreign futures, or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodities Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Member of the Company, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., Commodities Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP